FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated November 23, 2005, titled “Provida (PVD) Reports a Material Event.”

Item 1

For Immediate Release

Contact:

Andrés Veszpremy
General Counsel
Phone: (56-2) 351-1187
Fax: (562) 351-1717
E-mail: aveszpremy@afpprovida.cl

Santiago, Chile - November 23, 2005

PROVIDA (PVD) REPORTS A MATERIAL EVENT

Today, Wednesday November 23, 2005, Mr. Gustavo Alcalde, Chief Executive Officer of AFP Provida has reported a material event to the Superintendent of Pension Fund Administrators (SAFP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

In accordance with the stipulations in articles 9 and 10 of Law 18,045, articles 89 and 44, 5th subparagraph, of Law 18,046, and General Rule No. 30 of the Superintendency of Securities and Insurance, please be advised of the material event that at a meeting held November 22, 2005, the Board of Directors of AFP Provida S.A. approved the following transactions with related persons for the purpose of improving the company’s efficiency, customer service, strengthening the commercial focus and perfecting control systems, in relation to the acquisition and implementation of a new technology platform. It decided that these transactions adhere to arm’s length conditions similar to those usually prevailing on the market:

1. Acquisition of a new technology platform from BBVA Pensiones Chile S.A. and its implantation, for a total single price equal in pesos to 7,259,000 Euros, tax included.

2. Corrective, evolutionary/regulatory maintenance of the new technology platform by the Maintenance Center of BBVA Pensiones Chile S.A. at a cost, equal in pesos, to US$729,242 for 2005 and US$3,467,000 for 2006, plus taxes. The maintenance will be ongoing, on a continuing basis, and the annual cost will depend on the requests actually made by AFP Provida.

3. Data processing of the Manager and Pension Funds at the Data Processing Center of BBVA Bancomer Servicios Fideicomiso No. 47433-8, S.A., in Mexico, at a cost, equal in pesos, to US$1,508,400 for 2005 and US$2,584,000 for 2006, plus taxes. The services will be rendered on a continuing basis and the cost will be reviewed annually, based on the number of data (transactions) that are estimated to be processed by the service provider.

The costs of these transactions should be offset by the benefits of efficiency indicated in the first paragraph above.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: November 28, 2005	By:	/s/ Gabriel Galaz

		Name:	Gabriel Galaz
		Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date: November 28, 2005	By:	/s/ Maria Paz Yañez

		Name:	Maria Paz Yañez
		Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.